Exhibit 99.1

NICE Acquires inContact, Revolutionizing the Customer Service Market

As one company, the two leaders form the industry’s first end-to-end cloud contact center, complete with world-class WFO and Analytics

Organizations of all sizes can now take their contact center into the new era of the Experience Center

Paramus, New Jersey May 18th, 2016 – NICE (NASDAQ: NICE) today announced that it has entered a definitive agreement to acquire inContact (NASDAQ: SAAS), the leader in cloud contact center. This acquisition ushers in a new era in customer service, where the two market leaders are joining forces to provide the industry’s first fully integrated and complete cloud contact center solution suite.

The unprecedented combination of NICE’s world-class WFO and Analytics solutions with inContact’s advanced contact center cloud offerings allows organizations to take advantage of best-in-class customer service applications as they transition to the cloud. Moreover, the acquisition marks the first time that one vendor offers both contact center cloud infrastructure as well as the full range of WFO applications and Analytics, providing a seamless integrated environment.

This unique combination of contact center applications and platform also enables the transformation of the contact center to the Experience Center. The Experience Center connects customer, employee and omni-channel, using advanced analytics to drive personalization and smart action in real time, to stay ahead of the curve of ever-changing customer preferences.

Organizations of all sizes can now benefit from:

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A true contact center cloud offering. Allowing organizations to take full advantage of cloud functionality for their contact center, enjoying the benefits of elasticity, reliability, low total cost of ownership, seamless upgrades, and simple configuration.

•
Most complete range of world class integrated contact center applications, offered by a single vendor. Providing the industry’s most comprehensive suite of customer service essentials, from ACD and WFO to advanced analytics-based applications, all provided from one company.

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The Experience Center. Infusing Analytics into each and every element of the contact center allows organizations to re-invent customer service in new and intelligent ways, adapting their interactions in real-time to both employee persona and the understanding of customer intent across the omni-channel journey.

NICE is recognized as the global market leader in analytics-based customer service applications, and this acquisition will position the company front and center in the cloud contact center space. Furthermore, it will enable NICE to reach all available market segments, from the smallest businesses to Fortune 100 companies, and will position the company as the first end-to-end customer service solutions provider in the cloud.

inContact is the cloud contact center leader, with the most complete, easiest and most reliable omni-channel solution to help organizations achieve their customer experience goals. Joining forces with NICE enables inContact to reach a larger customer base with their state-of-the-art cloud offering. In addition, it allows inContact customers and prospects to benefit from the leading WFO and analytics offerings in the market.

NICE and inContact will jointly offer a full range of solutions for the fast-growing Contact Center as a Service (CCaaS) industry that is substantially larger than NICE’s current addressable market. Additionally, the two companies will continue to cultivate their large partner network, enabling partners to offer an unparalleled range of leading contact center solutions, both in US and international markets.

Barak Eilam, CEO, NICE, said:

“Today, we are embarking on the most transformative move within our industry in decades, for both NICE and the customer service market. Together, inContact and NICE are making history by re-inventing customer service as we know it, combining our best-in-class contact center applications and analytics with cloud contact center. This unprecedented integration is at the core of our vision for the transformation of the legacy contact center into the new era of the Experience Center. I am excited about this landmark acquisition and about NICE’s unique leadership position in writing the next chapter in customer service.”

Paul Jarman, CEO, inContact, who will continue to lead inContact as it becomes part of NICE, said:

“We are looking forward to the unique opportunities that our two companies can bring to the market. Together with NICE, we will accelerate the move to contact center in the cloud for organizations of any size. Our current customers will be able to enjoy the benefits of the most complete suite of contact center applications, and we will continue to work closely with our large partner network and outstanding dedicated employees to enable this re-invention of customer service.”

Under the terms of the agreement, NICE will acquire inContact for $14 per share in cash. The transaction values inContact at approximately $940 million, including repayment of inContact’s outstanding convertible debt and excluding inContact cash on hand. NICE plans to finance the acquisition with cash on hand as well as debt of up to $475 million. Subject to satisfaction of customary closing conditions, including receipt of regulatory approvals as well as inContact shareholders’ approval, the transaction is expected to close before the end of 2016. The company expects the acquisition be accretive to earnings on a non GAAP basis in 2017.

NICE was advised on the deal and debt by: RBC Capital Markets; J.P. Morgan; Davis Polk & Wardwell; Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates; Ernst & Young; and Meitar Liquornik Geva Leshem Tal.

Investor Day – Interactions 2016

The Company will be hosting its Investor Day on May 23rd and 24th in conjunction with its annual user conference in Orlando, Florida. The user conference will host notable key speakers and more than 1,500 customers. The special program for investors will include product and technology sessions, meetings with NICE management and a tour of the solutions showcase.

Conference Call details

NICE and inContact management will host a conference call today, May 18th, 2016 at 8:30 AM EDT, 13:30 GMT, 15:30 Israel, to discuss the acquisition. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 576 419 19. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. There is also a presentation to follow during the call.  To access the presentation please logon to https://btevent.webex.com/btevent/onstage/g.php?MTID=e1b2387086b3d2869443f1ee17eb32d6a. If you are unable to join the presentation please go the link  https://btevent.webex.com  (event number: 842 983 511  and event password: 57641919).  An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687.
The Passcode for the replay is 386 104 47.

About NICE

NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About inContact

inContact (NASDAQ: SAAS) is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes the customer interaction cloud, an expert service model and the broadest partner ecosystem. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact supports over 6 billion interactions per year for enterprise, midmarket, government organizations and business process outsourcers (BPOs) who operate in multiple divisions, locations and global regions. To learn more, visit www.inContact.com

Corporate Media Contact

Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors

Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including those by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.